OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2014
Estimated average burden
Hours per response: 8.7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **October, 2011**

Commission File Number **001-28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)

Date: October 3, 2011

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMP control number.

ROYAL STANDARD MINERALS INC.

MANAGEMENT'S DISCUSSION
AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JULY 31, 2011

Royal Standard Minerals Inc.

Management's Discussion and Analysis

Three and Six Months Ended July 31, 2011
Discussion Dated September 27, 2011

This Management Discussion and Analysis is dated September 27, 2011 and unless otherwise noted, should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and six months ended July 31, 2011 and 2010 and the related notes thereto and the unaudited condensed interim consolidated financial statements for the three months ended April 30, 2011 and 2010 and the related notes thereto for a full disclosure of the policies adopted on the Company's adoption of International Financial Reporting Standards ("IFRS"). This MD&A was written to comply with the requirements of National Instrument 51-102-Continuous Disclosure Obligations. Unless otherwise noted, all amounts reported herein are in United States dollars. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results presented for the three and six months ended July 31, 2011 are not necessarily indicative of the results that may be expected for any future period.

As of February 1, 2011, the Company adopted IFRS, with an opening transition date of February 1, 2010. The unaudited condensed interim consolidated financial statements for the three and six months ended July 31, 2011 and 2010 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), and, using accounting policies consistent with IFRS. Readers of this MD&A should refer to "Changes in Accounting Policies" below, for a discussion of IFRS and its affect on the Company's financial presentation.

In this MD&A and the financial statements, the term "Canadian GAAP" refers to Canadian Generally Accepted Accounting Principles before the adoption of IFRS. For more information regarding the implementation of IFRS, please refer to note 20 of the unaudited condensed interim consolidated financial statements for the three and six months ended July 31, 2011 and 2010 and the this MD&A on Conversion to IFRS.

For the purposes of preparing this MD&A, management, in conjunction with the Board of Directors, considers the materiality of information. Information is considered material if (1) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Company's common shares; or (2) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (3) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.royalstandardminerals.com.

The Company's common shares are listed in the United States on the Over the Counter Bulletin Board "OTC:BB", under the symbol RYSMF.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A may contain forward-looking statements that are based on the Company's expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements (if and when they are made) are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. The key risks that could cause actual outcomes and results to differ from those expressed in the forward-looking statements are listed under the heading Risk Factors in this MD&A. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

If and when forward-looking information is set out in this MD&A, the Company will also set out the material risk factors or assumptions used to develop the forward-looking information. Forward-looking information will be updated as required pursuant to the requirements of NI 51-102.

RECENT HIGHLIGHTS

On August 26, 2011, the Company's wholly-owned, Manhattan Mining Co. ("Manhattan"), amended its existing senior secured bridge loan (the "Bridge Loan") with Waterton Global Value, L.P. ("Waterton") such that the Bridge Loan was transitioned into a more permanent senior secured gold stream debt facility (the "Gold Stream Facility"). Under the Gold Stream Facility, Waterton will make up to $8,000,000 (the "Principal Amount") available to the Company. The principal amount will be repayable in monthly installments commencing August 2012 through to August 2013. Under the Gold Stream Facility, each monthly repayment will be made by the delivery of gold bullion ounces to Waterton, whereby the number of ounces to be delivered shall be based on the then current spot price of gold less an applicable discount or by the payment of the cash equivalent of such number of ounces. In addition, there is a profit participation formula, tied into the spot price of gold. The impact of the applicable discount results in a repayment amount in excess of the outstanding principal at the time. The additional amount repayable with respect to the $1,784,189 outstanding at July 31, 2011, estimated to be approximately $600,000 under the new agreement, will be considered an additional financing cost and will be, once applicable in the following quarter, amortized over the repayment period, using the effective interest rate method. The Principal amount will accrue interest at 9% per annum. And, the Gold Stream Facility is secured by, amongst other items, the Company's real property assets in Nevada and the obligations have been guaranteed by the Company.

OVERVIEW

The Company is currently active in the States of Nevada and Kentucky, focusing primarily on its project in Nye County (the Goldwedge project).

The Company's business objective is to continue to invest in the development of both its Goldwedge gold prospect and other Nevada projects. The Company is in the process of developing its gold prospects and has not yet determined whether these properties contain any economic gold. The recoverability of the amounts shown for the gold interests is dependent upon: the selling price of gold at the time the Company intends to mine its properties; the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; government policies and regulations; and future profitable production or proceeds from disposition of such properties.

To date, the Company has not discovered an economic deposit. While discovery of ore-bearing structures may result in substantial rewards, it should be noted that few properties that are explored are ultimately developed into producing mines.

The Company believes that although the exploration of its existing projects is positive, mineral exploration in general is uncertain. As a result, the Company believes that by acquiring additional mineral properties or selling or possibly joint venturing existing mineral properties, it is able to better minimize overall exploration risk. In conducting its search for additional mineral properties, the Company may consider acquiring properties that it considers prospective based on criteria such as the exploration history of the properties, the location of the properties, or a combination of these and other factors. Risk factors to be considered in connection with the Company's search for and acquisition of additional mineral properties include the significant expenses required to locate and establish mineral reserves; the fact that expenditures made by the Company may not result in discoveries of commercial quantities of minerals; environmental risks; risks associated with land title; the competition faced by the Company; and the potential failure of the Company to generate adequate funding for any such acquisitions. See "Risk Factors" below.

If the Company can develop a capital structure that will finance itself for future growth over the next two years the Goldwedge Project will continue to be one of the major focuses of the Company in fiscal 2012. This project is considered to be an advanced exploration development project that is fully permitted by the Nevada Department of

Environmental Protection ("NDEP") for a mine and mill. The Company will also pursue additional advanced exploration extension drilling at the Pinon and Fondaway Canyon Projects and advance the property's state and federal development permits in fiscal 2012, if new funding is obtained to finance this drilling.

The Company continued to strategically review its assets to consider scenarios designed to create some value from the Company's gold exploration portfolio. The Company announced on September 8, 2009, that it had sold its Railroad project and received from an unrelated private company net after payout of the $1.5 million option to purchase 100% of the project $1.2 million, retained a 1% Net Smelter Return ("NSR") royalty and received 500,000 common shares of the private company. These shares became shares in a public company called Gold Standard Ventures Corp. The Company liquidated these shares to generate cash for operations.

During the three months ended July 31, 2011, the Company continued to take steps to reduce the level of its capital outflow, in order to remain a viable entity, until a financing arrangement could be finalized. The resulting impact of this effort was the curtailment of the Goldwedge Project, in the near term. The objective was to reduce expenditures on all levels and to only spend capital, wherever possible, on projects that enhanced the viability of the Company. Further to that goal, the Company aggressively pursued a financing to further the advanced exploration of the Goldwedge Project and other projects in Nevada. As a result of these efforts, the Company did secure a Bridge Loan on June 29, 2011.

On June 29, 2011, the Company entered into an $8,000,000 senior secured bridge loan agreement ("the Bridge Loan") with a Waterton Global Capital, L.P. ("Waterton"). Subsequently, as noted above, the Company, on August 26, 2011, amended the Bridge Loan with Waterton, such that the Bridge Loan was transitioned into a more permanent Gold Stream Facility.

GOING CONCERN

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss in the current and prior periods, with a current net loss of $992,355 and $1,245,639 respectively during the three and six months ended July 31, 2011 (three and six months ended July 31, 2010 – net loss of $354,167 and $796,122 respectively) and has an accumulated deficit of $39,347,435 (January 31, 2011 - $38,101,796).

The underlying value of the resource properties is dependent upon the existence and economic recovery of economic reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties and upon future profitable production or, alternatively, upon the Company's ability to dispose of its interest on an advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company's ability to continue to meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders, its current creditors and securing additional financing. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

MINERAL PROPERTIES

Goldwedge Project

The Goldwedge Project represents the most advanced project located in the Manhattan district of Nye County, about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the NDEP. The Company is completing construction of a processing plant on site which includes primary and secondary crushing and grinding facilities that feed a gravity recovery system. In addition, a heap leach pad, silt and fresh water ponds have been completed. Testing of the various mineral processing functions commenced during April 2007, using previously extracted stockpiles of low grade gold feed material to process into gold doré using the Company's smelter. The Company has also commenced the underground development program which includes the exploration of defined mineralized zones concurrently with the second phase of decline development. The program has concentrated on the development of a spiral decline as a means to better explore the deposit at depth. As part of the program, a series of crosscuts were constructed at specific intervals to effectively assess the potential mineralized zones. All material is sampled daily and analyzed for gold onsite at the Company's assay laboratory.

On June 29, 2005, the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1,600 acres (4 patented and 70 unpatented claims). The property's position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie-Comstock claim group located in Churchill County, Nevada. Dixie-Comstock is a 1,500 acre property containing a gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000. This option was exercised prior to August 31, 2009 and as a result, this property is 100% owned by the Company.

The Company has recorded an asset retirement obligation ("ARO") on its Goldwedge Project in the amount of $165,955, representing the net present value of management's estimated costs to restore the property site to its original condition. In determining these estimated costs, management also reviews calculations prepared by and provided by the state of Nevada, using the Nevada Standardized Reclamation Cost Estimator ("SRCE"). The SRCE is used by the state in calculating the reclamation bond being requested from the Company.

Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted ARO for all projects, where applicable, has been estimated by management assuming that the future payments will be made over a ten year period from the date of initial assessment of the ARO's using a discount rate of 10%.

Project Expenditures

During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Goldwedge Project were $713,609 and $868,862 respectively (three and six months ended July 31, 2010 - $163,100 and $365,746 respectively).

Future Programs

As the Company has now secured financing, management anticipates advancing the production potential on the Goldwedge Project by incurring further exploration and evaluation expenditures and upgrading the plant. The Company will maintain its 2012 claim renewal fees and will maintain and complete various operational permits with regulatory bodies.

Pinon Project

The Company has developed the necessary construction plans for the Pinon Project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) and the NDEP. A second objective is to update the feasibility studies for the Pinon near surface oxide deposits.

The Pinon Project is made up of a number of lease agreements to lease certain properties in Elko County, Nevada. The Company is obligated to incur payments of $79,100 and incur exploration expenditures totaling $175,000 to keep the leases in good standing for the year ended January 31, 2012. The Company has complied with the expenditure requirements as a result of prior accumulated exploration and evaluation expenditures carried forward. The lessors will retain a 5% a NSR royalty.

The Company has recorded an asset retirement obligation of $27,377 as at July 31, 2011, representing the net present value of the estimated costs to restore the property site to its original condition.

Project Expenditures

During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Pinon Project were $11,470 and $16,351 respectively (three and six months ended July 31, 2010 - $15,965 and $27,290 respectively).

Future Programs

The only expenditures anticipated under the Pinon Project are to keep the leases in good standing. The Company will actively pursue the completion and filing of a mining permit application with the BLM and NDEP, as soon as funding is available.

Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. The Company has leased 130 unpatented mining claims and is obligated to make a payment of $35,000 by January 31, 2012, to keep the lease in good standing. The lessors will retain a 3% NSR royalty on the property.

Project Expenditures

During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Fondaway Canyon Project were $35,000 and $35,000 respectively (three and six months ended July 31, 2010 - $35,000 and $35,000 respectively). Adjacent to this property is a parcel of land being leased, known as Darkstar.

The Company will continue to pay all lease payments to keep this project in good standing.

Future Programs

The Company is planning to perform exploration drilling and permitting work as soon as funding is available to pursue this program. The Company will maintain its 2012 lease payment obligations and claim renewal fees.

Kentucky Project

The Company has entered into an option agreement whereby it agreed to an option to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2,000,000 prior to December 9, 2009. Once the option is exercised by the Company a 50/50 Joint Venture agreement will be entered into by the parties. Under the option agreement a 100% interest in the coal mineral rights on approximately 1,000 acres in Wolfe County, Kentucky was acquired. The property has a royalty of 6% on produced coal product.

On September 11, 2009, the Company obtained an extension of the Option and Joint Venture agreement it has with Sharpe Resources Corporation ("Sharpe"), the optionor. The extension allows the Company to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

By July 31, 2011, the Company had incurred expenditures of approximately $1,521,000 (including the acquisition cost of $250,000 noted below). In addition, in the prior year, the Company wrote off a promissory note receivable from the optionor, for which it is still entitled to receive. Further, the Company paid for a reclamation bond of $178,700, as part of the acquisition costs on the purchase of the property

Sharpe and the Company are related parties, due to the fact that they have common management and directors.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2011
Discussion Dated September 27, 2011

Under the guidance of IAS 37, the Company has recorded an asset retirement obligation on its Kentucky Project in the amount of $90,843 as at July 31, 2011, representing the net present value of the estimated costs to restore the property to its original condition.

Project Expenditures

During the three and six months ended July 31, 2011, the Company's exploration and evaluation expenditures on the Kentucky Project were $22,973 and $37,727 respectively (three and six months ended July 31, 2010 - $27,957 and $61,264 respectively).

Future Programs

The Company has successfully negotiated an extension on this project and as a result has until December 9, 2011 to exercise its option on this project and expects to request a further extension by this date. The Company is maintaining the agreements current, however, does not intend to make any significant expenditures on this project until commodity prices strengthen or some value can be obtained from the sale of the property.

With the current financing in place, the Company is no longer deferring the expected timing for the restoration of its mining properties.

TECHNICAL DISCLOSURE

All technical disclosure covering the Company's properties was prepared under the supervision of Roland M. Larsen, the President and CEO and a Director ("CEO") of the Company and a "Qualified Person" within the meaning of National Instrument 43-101.

ENVIRONMENTAL LIABILITIES

The Company is not aware of any environmental liabilities, obligations or responsibilities associated with the Company's gold and coal interests.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial information of the Company for the quarterly periods indicated. For quarters ending after February 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS. For quarters ended before February 1, 2010, the quarterly results have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("CGAAP").

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2011
Discussion Dated September 27, 2011

	Ended Jul-31 2011 IFRS	Ended Apr-30 2011 IFRS	Ended Jan-31 2011 IFRS	Ended Oct-31 2010 IFRS	Ended Jul-31 2010 IFRS	Ended Apr-30 2010 IFRS	Ended Jan-31 2010 CGAAP	Ended Oct-31 2009 CGAAP
Interest and finance Income	(708)	(497)	(1,149)	(130)	(919)	(1,023)	(1,334)	(2,967)
Exploration	783,052	174,888	304,872	250,733	242,022	247,278	-	-
General & administrative	197,530	70,724	346,144	84,864	111,313	198,954	578,695	372,680
Write-off of advances	-	-	132,060	-	-	-	-	-
(Gain)/loss on sale of shares/property	-	-	(275,194)	-	-	-	57,956	(641,155)
Other expenses (income)	12,481	8,169	(12,980)	7,503	1,751	(3,254)	(3,033)	15,000
Net loss (income)	992,,355	253,284	493,753	342,970	354,167	441,955	632,284	(256,442)
Basic & diluted loss per share	0.01	0.00	0.01	0.00	0.00	0.01	0.01	0.00
Weighted average number of shares	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825	83,853,825

FINANCIAL PERFORMANCE

For the three months ended July 31, 2011, compared with the three months ended July 31, 2010.

The Company's net loss for the three months ended July 31, 2011 was $992,355 ($0.01 per share), compared to $354,167 ($0.01 per share), for the three months ended July 31, 2010, an increase of $638,188. The increase was primarily in the area of exploration and evaluation expenditures, which increased by $541,030, with the balance in general, administrative and other expenses.

For much of the quarter, the Company's activity was lessened due to its effort to finalize financing arrangements in order to carry out its exploration plans. Once the Bridge Loan was finalized at the end of June, the Company began carrying out its exploration plans. And, at the same time, the Company began to increase its employee workforce to meet its exploration and administrative needs.

For the six months ended July 31, 2011, compared with the six months ended July 31, 2010.

The Company's net loss for the six months ended July 31, 2011 was $1,245,639 ($0.02 per share), compared to $796,122 ($0.01 per share), for the six months ended July 31, 2010, an increase of $449,517. As with the three months ended July 31, 2011, the increased expenditures were primarily in the area of exploration and evaluation, which increased by $468,640, whereas general, administrative and other expenses decreased by $19,123.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating cash flow and has to date, financed its mineral exploration activities and its ongoing expenditures, primarily through equity transactions such as equity offerings and the exercise of warrants. The Company's financial success will be dependent on the economic viability of its mineral exploration properties to the extent that it can establish economic reserves and its ability to secure ongoing financing and the support of its shareholders.

As at July 31, 2011, the Company had cash of $350,976. Cash used in operating activities was $ 1,317,748 for the six months ended July 31, 2011. During this period, the Company experienced a net decrease in non-cash working capital items of $238,758, which was primarily due to a repayment of amounts due to related parties of $357,061, offset by an increase in accounts payable and accrued liabilities as operations began to accelerate.

As at July 31, 2011 and the date of this MD&A, the Company had met its capital commitment obligations to keep its property agreements in good standing.

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at July 31, 2011, the Company had cash of $350,976 compared to $102,038 as at January 31, 2011 and cash to settle current liabilities of $809,232 compared to $935,688 as at January 31, 2011. All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure maintenance of liquidity.

As of the date of this MD&A, the Company has drawn approximately $3.1 million against the Gold Stream Facility.

There is no assurance that future sales or equity or debt capital will be available to the Company in the amounts or at the times desired, or on terms that are acceptable to the Company, if at all. See "Risk Factors" below.

CONTRACTUAL OBLIGATIONS

(a) Under the terms of the option agreement with Sharpe, the Company is required to incur expenditures of approximately $480,000 by December 9, 2011 to exercise its option. The Company intends on extending the option on December 9, 2011.

(b) Includes optional payments and expenditures required in order to maintain its various mining interests in good standing. A summary of fees is noted below:

Goldwedge Project

In order to maintain its property on the Goldwedge Project, the Company has to pay claim renewal fees to the BLM of approximately $15,000.

Pinon Project

In order to maintain its lease agreements on the Pinon Project, the Company has to make annual payments of $79,100 for the year ended January 31, 2012 and a commitment of $175,000 (incurred) in exploration expenses which include claim renewal fees of $15,000 to the BLM.

Fondaway Canyon Project

In order to maintain the lease agreements on the Fondaway Canyon Project, the Company has to make optional payments of $35,000 and has to pay claim renewal fees to the BLM of approximately $15,000.

See "Mining Interests" above.

(c) The Company has an employment contract dated January 1, 2011 with the CEO. The contract is for a term of five years, allows for a base salary of $250,000 per year and also provides for an additional annual bonus payment. Should the contract be terminated prior to the five year term, the contract has an early termination compensation clause whereby the total amount still outstanding for the remainder of the five year term will be paid to the CEO.

Still, there is no guarantee that the five year time horizon that management has presented will be realized. See "Risk Factors" below.

The Company has no operating revenues and therefore it must utilize its current cash reserves, income from short-term investments, funds obtained from the exercise of stock options and other financing transactions to maintain its capacity to meet ongoing discretionary exploration and operating activities. Although the Company has obtained financing, the Company did not have sufficient funds on hand to meet its next five year capital requirements, therefore the Company will continue to seek additional equity or debt financing to generate funds.

As at July 31, 2011 and the date of this MD&A, the Company had 83,853,825 common shares issued and outstanding, and options outstanding to acquire 7,904,691 common shares of the Company that would raise $790,469 if exercised in full. This is not anticipated until financial markets recover. During the three and six months ended July 31, 2011, no common shares were issued and no stock options were granted.

The Company's liquidity risk with financial instruments is minimal as any excess cash is invested in highly liquid bank-backed guaranteed investment certificates.

The market value of the Company's investment in Sharpe, a Canadian held public company as at July 31, 2011, was $80,000. The Company can sell the securities to raise funds to settle its obligations as they arise. The investment is considered an available for sale investment and the Company has recorded other comprehensive income on this investment of $ 28,000, for the six months ended July 31, 2011.

RELATED PARTY TRANSACTIONS

Consulting, wages and salaries for the three and six months ended July 31, 2011 includes a salary of $96,151 and $124,994 respectively (three and six months ended July 31, 2010 - $33,650 and $62,494 respectively) paid to the CEO.

Exploration and evaluation expenditures for the three and six months ended July 31, 2011 include salary of $14,081 and $23,921 respectively (three and six months ended July 31, 2010 - $11,480 and $21,320 respectively) paid to an employee who is also a family member of the CEO.

Compensation for the three and six months ended July 31, 2011 of $10,833 and $14,426 respectively) (three and six months ended July 31, 2010 - $13,918 and $24,136) was paid to the CFO.

During the three and six months ended July 31, 2011 a corporation related to a director and officer of the Company was paid fees of $nil and $851 respectively (three and six months ended July 31, 2010 - $1,018 and $2,090 respectively).

These transactions were in the normal course of operations.

Remuneration of Directors and key management personnel of the Company was as follows:

| | Six Months Ended July 31 | |
	2011	2010
Salaries and benefits[1]	$168,882	$99,374

(1) Salaries and benefits include director fees. The board of directors does not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services.

As at July 31, 2011, due to related parties balance consists of $nil (January 31, 2011-$357,061), owed to the CEO.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares and special shares. As at July 31, 2011 and the date of this MD&A, the Company has 83,853,825 common shares outstanding.

As at July 31, 2011, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
7,904,691	$0.10	June 26, 2014

On June 26, 2009 the Company cancelled 5,842,500 stock options with exercise prices between CDN$0.29 and CDN$1.44 with various expiry dates between April 13, 2010 and July 13, 2012.

CONTINGENCIES

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of a property acquired by the Company has requested payment for machinery and equipment stored in the vicinity of the acquired property. In the opinion of management the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) An insurance company engaged by the Company has filed a complaint against the Company which states that they were engaged to provide insurance on open account. The Company has settled the complain and in so doing, has agreed to pay approximately $76,000, of which approximately $57,000 has been paid, as of the date of this MD&A.

(c) The Company received an action against it whereby the Company was requested, by a prior lease holder, to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company's failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the "DMER"). Management has responded to the DMER and is rectifying the notice received from the DMER and as a result no penalty will be assessed and the Company will be in compliance with the rules and regulations of the DMER.

In the same action the prior lease holder has stated that the Company owes them for storage fees for storing a truck. In the opinion of management the action is without merit and the Company intends to defend itself against this claim.

(d) Subsequent to the end of the quarter, the Company received a complaint by a potential lender with whom it had executed a term sheet during the year, regarding the provision of debt or equity financing. The lender claims that the Company breached the provisions of the term sheet and intends to enforce its contractual and economic rights. It is in the opinion of management that this disagreement will be satisfactorily negotiated and settled, but, an estimate of the amount of the settlement cannot be determined at this time.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this filing, the Company does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

There are no proposed transactions of a material nature being considered by the Company. However, the Company continues to evaluate either debt or equity financings and evaluate properties that may be sold in the future.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2011
Discussion Dated September 27, 2011

CONVERSION TO IFRS

Overview

As stated in the opening paragraph of this document, the Company's unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, using policies consistent with IFRS.

The accounting policies described in Note 2 of the unaudited condensed interim consolidated financial statements for the three months ending April 30, 2011 and 2010, have been applied in preparing the financial statements for the three and six months ended July, 2011 and in preparation of an opening IFRS statement of financial position at February 1, 2010 (the Company's Transition Date).

First Time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First time Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions in its preparation of an opening IFRS statement of financial position as at February 1, 2010:

- To apply IFRS 2 Share based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
- To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
- To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company's opening IFRS statement of financial position as at the transition date are consistent with those made under Canadian GAAP.

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2011
Discussion Dated September 27, 2011

Note 2 and Note 19 of the unaudited condensed interim consolidated financial statement for the three months ending April 30, 2011 and 2010 provide the details of the significant policies and changes to the Company's accounting policies on adoption of IFRS.

Changes to Accounting Policies

The Company has changed certain accounting policies to be consistent with IFRS as is expected to be effective or available on January 31, 2012, the Company's first annual IFRS reporting date. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, revenue and expenses within its financial statements.

The following summarizes the significant changes to the Company's accounting policies on adoption of IFRS.

(a) Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair value less costs to sell and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Previously Canadian GAAP require a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed interim consolidated financial statements.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed interim consolidated financial statements.

(c) Exploration and evaluation expenditures

On transition to IFRS, the Company adopted a policy to expense exploration and evaluation expenditures as incurred. Previously, the Company's Canadian GAAP policy was to capitalize exploration and evaluation expenditures as incurred. As a result of this adoption, all previously capitalized mineral property costs were written off against accumulated deficit, and to the extent relating to cost incurred in the current period, against the statement of operations.

In fiscal 2011, the Company wrote down mineral properties amounting to $8,437,355 in relation to the Goldwedge Project, primarily due to the lack of financing to fund exploration activities at the time. As noted, financing of $8,000,000 was obtained during the quarter ended July 31, 2011 and as such, the Goldwedge property is no longer deemed impaired. However, due to the fact that IFRS 36 expenditures on this property do not meet the capitalization criteria, costs relating to this write-down were retained in the Company's accumulated deficit

Impact on Condensed Interim Consolidated Statements of Financial Position

	As at July 31,2010
Adjustment to mineral properties	($20,288,986)
Adjustment to accumulated deficit	($20,288,986)

Impact on Condensed Interim Consolidated Statements of Loss

	Three and Six Months Ended	
	July 31, 2010	July 31, 2010
Adjustment to exploration and evaluation expenditures	($242,022)	($489,300)
Adjustment to loss	($242,022)	($489,300)

Impact on Condensed Interim Consolidated Statements of Cash Flows

	Six Months Ended July 31, 2010
Adjustment to loss	($489,300)
Reversal of write-off of mineral properties	-
Depreciation	$134,943
Mineral resource properties and exploration expenditures	($354,357)

(d) Presentation

Certain amounts on the unaudited condensed interim consolidated statements of financial position, statements of operations and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's unaudited condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from those estimates. The unaudited condensed interim consolidated financial statements for the three and six months ended July 31, 2011 and 2010 include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements for the three and six months ended July 31, 2011 and 2010 and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following and are explained in detail in Note 2(q) of the unaudited condensed interim consolidated financial statements for the three months ended April 30, 2011 and 2010:

- Impairment of assets
- Useful life of equipment
- Restoration, rehabilitation and environmental obligations

FUTURE ACCOUNTING CHANGES

IFRS 9 Financial Instruments ("IFRS 9")

IFRS 9 was issued by the International Accounting Standards Board ("IASB") in October 2010 and will replace IAS 39 Financial Instruments Recognition and Measurement ("IAS 39"). IFRS 9 used a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing he multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The IASB has proposed amending the effective date to January 1, 2015. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 10 Consolidated Financial Statements ("IFRS 10")

IFRS 10 provides a single model to be applied in the control analysis for all investees, including entities that currently are SPE's in the scope of SIC-12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 (208). The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements ("IFRS 11")

IFRS 11 replaces the guidance in IAS 31 Interests in Joint Ventures and SIC 13 - Joint Controlled Entities - Non-Monetary Contributions by Venturers. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement ("IFRS 13")

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

Future Accounting Changes

The IASB is expected to publish new IFRSs on the following topics during 2011. The company will assess the impact of these new standards on the Company's operations as they are published.

- Hedge accounting
- Leases
- Revenue recognition
- Stripping costs and
- Financial instruments

MANAGEMENT OF CAPITAL

The Company manages its capital with the following objectives:

- to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
- to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, reserves, accumulated deficit and accumulated other comprehensive loss which at July 31, 2011, totaled $(1,178,429) (January 31, 2011 - $39,210 and February 1, 2010 - $1,680,055). Included in the balance presented is an accumulated deficit of $39,347,435 as at July 31, 2011 (January 31, 2011 - $38,101,796).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company's capital management objectives, policies and processes have remained unchanged during the three and six months ended July 31, 2011 and 2010. The Company is not subject to external capital requirements.

PROPERTY AND FINANCIAL RISK FACTORS

(a) Property risk

The Company's gold and coal interests being the Goldwedge Project, Pinon Project, and Kentucky Project (collectively "Property Interests") are the only projects that are currently material to the Company. Unless the Company acquires or develops additional material Property Interests, the Company will be solely dependent upon its current Property Interests. If no additional Property Interests are acquired by the Company, any adverse development affecting the Company's existing Property Interests would have a material adverse effect on the Company's financial condition and results of its operations.

(b) Financial risk

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign exchange rate and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors provides regular guidance for overall risk management.

(i) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, reclamation bonds and due from related parties. The Company has no significant concentration of credit risk arising from operations. Cash and reclamation bonds are held with reputable financial institutions, from which management believes the risk of loss to be minimal.

(ii) Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due, or can only do so at excessive cost. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.   As at July 31, 2011, the Company had cash of $350,976 (January 31, 2011 - $102,038 and February 1, 2010 $745,779) to settle current liabilities of $809,232 (January 31, 2011 - $935,688 and February 1, 2010 - $301,381).   All of the Company's financial liabilities have contractual maturities of less than 60 days and are subject to normal trade terms.

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rate, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

The Company has cash balances and interest-bearing debt. The Company's current policy is to invest excess cash in guaranteed investment certificates, banker's acceptance and money market deposits, with reputable financial institutions. The Company regularly monitors its cash management policy. The Company's interest bearing debt is its new Gold Stream Facility which bears interest at the rate of 9% per annum.

(b) Foreign currency risk

The Company's functional and reporting currency is the US dollar and major purchases are transacted in US dollars. An operating account is maintained in Canadian dollars primarily for settlement of general corporate expenditures.

(c) Commodity price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. The Company closely monitors commodity prices, as it relates to coal and precious metals in the United States, individual equity movements and the stock market in general to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period. The sensitivity analysis shown in the notes below may differ materially from actual results.

- The Company's marketable securities are subject to fair value fluctuations. As at July 31, 2011, if the fair value of the marketable securities had decreased/increased by 10% with all other variables held constant, comprehensive loss for the three and six months ended July 31, 2011 would have been approximately $8,000 higher/lower. Similarly, as at July 31, 2011, reported shareholders' equity would have been approximately $8,000 lower/higher as a result of a 10% decrease/increase in the fair value of marketable securities.

- Cash, sundry receivables and accounts payable and accrued liabilities denominated in Canadian dollars are subject to foreign currency risk. As at July 31, 2011, had the US dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, the net loss and comprehensive loss would be affected by approximately $6,000.

- Commodity price risk could adversely affect the Company. In particular, the Company's future profitability and viability of development depends upon the world market price of coal and precious metals. Coal and precious metals have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of coal and precious metals may be produced in the future, a profitable market will exist for them. A decline in the market price of coal and precious metals may also require the Company to reduce its mineral properties, which could have a material and adverse effect on the Company's value. As at July 31, 2011, the Company is not a coal or precious metal producer. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings, debt offerings and the exercise of stock options. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

RISK FACTORS

An investment in the securities of the Company is highly speculative and involves numerous and significant risks. Such investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors below.

Exploration Stage Company and Exploration Risks

The Company is a junior resource company focused primarily on the acquisition and exploration of mineral properties located in the USA. The properties of the Company have no established reserves. There is no assurance that any of the projects can be mined profitably. Accordingly, it is not assured that the Company will realize any profits in the short to medium term, if at all, from its mineral properties. Any profitability in the future from the business of exploration will be dependent upon developing and commercially mining an economic deposit of minerals, which in itself is subject to numerous risk factors. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time that even a combination of management's careful evaluation, experience and knowledge may not eliminate. While discovery of ore-bearing structures may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration, development and production programs of the Company will result in profitable commercial mining operations. The profitability of the Company's operations will be, in part, directly related to the cost and success of its exploration and development programs, which may be affected by a number of factors. Substantial expenditures are required to establish reserves that are sufficient to commercially mine some of the Company's properties and construct, complete and install mining and processing facilities on those properties that are actually mined and developed.

No History of Profitability from Mineral Exploration

The Company is a development stage company with no history of profitability from mineral exploration. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire, retain and engage in commercial production on its property interests and, if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan.

Government Regulations

The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In order for the Company to carry out its mining activities, the Company's exploitation licenses must be kept current. There is no guarantee that the Company's exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and there can be no assurances that any application to renew any existing licenses will be approved. The Company may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Company will also have to obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Company will be able to comply with any such conditions.

Market Fluctuations and Commercial Quantities

The market for minerals is influenced by many factors beyond the control of the Company such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing companies, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Company's control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors that may affect commercial viability so that any adverse combination of such factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance

The Company is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Company may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Company.

Environmental Protection

The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety, which may adversely affect the Company or require it to expend significant funds.

Capital Investment

The ability of the Company to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Company or that the terms of such financing will be favorable. Should the Company not be able to obtain such financing, its properties may be lost entirely.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in base and precious metal exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on, any matters in which such directors may have a conflict of interest.

Dependence on Key Employees

The Company's business is dependent on retaining the services of a small number of key employees. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of these employees. The loss of one or more of these employees could have a materially adverse effect on the Company.

DISCLOSURE OF INTERNAL CONTROLS

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited consolidated financial statements, and (ii) the audited consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the audited consolidated financial statements.

In contrast to the certificate required under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (NI 52-109), the Company utilizes the Venture Issuer Basic Certificate, which does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing the Certificate are not making any representations relating to the establishment and maintenance of:

(i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP. The Company's certifying officers are responsible for ensuring

Royal Standard Minerals Inc.
Management's Discussion and Analysis
Three and Six Months Ended July 31, 2011
Discussion Dated September 27, 2011

that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

ADDITIONAL DISCLOSURE FOR VENTURE CORPORATIONS

The following table sets forth a breakdown of the components of general and administrative expenditures for the Company, for the six months ended July 31, 2011 and 2010.

	Six months ended July 31,	
	2011 **$**	**2010** **$**
Detail		
Advertising and promotion	**12,447**	30,862
Corporate development	**5,680**	2,090
Insurance	**10,370**	13,935
Office and general	**617**	16,917
Professional fees	**55,449**	59,194
Consulting, wages and salaries	**183,215**	186,712
Depreciation	**476**	557
Total	**268,254**	310,267